Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 199/A dated February 16, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PYS4

ISIN:                           US52517PYS46

Specified Currency:             US Dollars

Principal Amount:               US$30,000,000.00

                                Total                   Per Note
Issue Price:                    US$30,000,000.00        100%
Agent's Commission:             US$         0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$30,000,000.00        100%

The Notes will be issued in an aggregate principal amount of $30,000,000 and will form a single tranche with the $50,000,000 aggregate principal amount of Medium-Term Notes, Series G, due February 17, 2015, that Lehman Brothers Holdings will issue on February 17, 2005, as described in Pricing Supplement No. 199 dated January 18, 2005. The Notes will have the same CUSIP number as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $80,000,000. In addition, Lehman Brothers Holdings may issue up to an additional $20,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Original Issue Date:            February 17, 2005

Stated Maturity Date:           February 17, 2015; provided that if such day is
                                not a New York or London Business Day, then such day will be the following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business
                                Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable.


[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Original Issue Date through March 16,
                                2005, 5.32%.

                                For each Interest Reset Period, from March 17, 2005 until the Stated Maturity Date, the greater of:
                                *  0%, or
                                *  1.80% plus (CPIFINAL - CPIINITIAL) /
                                   CPIINITIAL.

CPIINITIAL:                     With respect to each Interest Reset Period,
                                the CPI for the month that is 15 months prior to the start of the Interest Reset Period
                               (which CPI is published in the following
                                month).

CPIFINAL:                       With respect to each Interest Reset Period,
                                the CPI for the month that is 3 months prior to the start of the Interest Reset Period (which
                                CPI is published in the following month).

CPI: The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such
                                CPI).

                                If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

                                If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

                                Notwithstanding the fact that the published
                                CPI to be used in any calculation of
                                CPIINITIAL or CPIFINAL is subsequently
                                revised by the Sponsor, the Interest Rate
                                Calculation Agent shall determine the Interest Rate per Annum payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Interest Rate Calculation Agent), the Interest Rate Calculation Agent shall use the CPI as so corrected.

Sponsor:                        Bureau of Labour Statistics of the U.S.
                                Department of Labor, or any successor sponsor acceptable to the Interest Rate Calculation Agent.

Interest Reset Dates:           Each Interest Payment Date, commencing on
                                March 17, 2005.

Interest Payment Dates:         Monthly on the 17th, commencing on March 17,
                                2005; provided that if such day is not a New
                                York or London Business Day, then such day will be the following New York and London Business
                                Day unless such day falls in the following month in which case it will be the preceding
                                New York and London Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Reset Period:          From and including one Interest Reset Date (or
                                Original Issue Date, in the case of the initial
                                Interest Reset Period) to but excluding the next Interest Reset Date (or Stated Maturity
                                Date, in the case of the final Interest Reset
                                Period).

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

London Business Day:            A day other than a Saturday or Sunday on which
                                dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes     [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers International (Europe)

Optional Redemption:            Not applicable.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company


Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes or even other inflation-linked securities. See "Risk Factors" generally in the Prospectus Supplement.

You should consider the risk that the interest rate applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed or floating rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate applicable to the Notes may be zero. Interest payable on the Notes on and after March 17, 2005 is linked to year-over-year changes in the level of the CPI for the relevant calendar month. If the CPI does not increase during a relevant measurement period, holders of the Notes will receive interest payments for that interest period equal to zero.

The secondary market for, and the market value of, the Notes will be affected by a number of factors, including the creditworthiness of Lehman Brothers Holdings, the level and direction of interest rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the availability of comparable instruments and the aggregate principal amount of the Notes. The following table sets forth historical levels of the CPI, as reported by the Sponsor and reported on Bloomberg Screen CPURNSA, and the year-over-year in the level of the CPI:


                           Year-Over-                               Year-Over-
                          Year Change                              Year Change
Date                CPI          (%)       Date                CPI     (%)

December 31, 2004   190.3    3.256%        September 30, 2001  178.3   2.648%
November 30, 2004   191.0    3.523%        August 31, 2001     177.5   2.720%
October 31, 2004    190.9    3.189%        July 31, 2001       177.5   2.839%
September 30, 2004  189.9    2.538%        June 30, 2001       178.0   3.308%
August 31, 2004     189.5    2.654%        May 31, 2001        177.7   3.736%
July 31, 2004       189.4    2.991%        April 30, 2001      176.9   3.329%
June 30, 2004       189.7    3.266%        March 31, 2001      176.2   2.981%
May 31, 2004        189.1    3.052%        February 28, 2001   175.8   3.595%
April 30, 2004      188.0    2.285%        January 31, 2001    175.1   3.794%
March 31, 2004      187.4    1.737%        December 31, 2000   174.0   3.387%
February 29, 2004   186.2    1.693%        November 30, 2000   174.1   3.446%
January 31, 2004    185.2    1.926%        October 31, 2000    174.0   3.448%
December 31, 2003   184.3    1.879%        September 30, 2000  173.7   3.454%
November 30, 2003   184.5    1.765%        August 31, 2000     172.8   3.411%
October 31, 2003    185.0    2.041%        July 31, 2000       172.6   3.539%
September 30, 2003  185.2    2.320%        June 30, 2000       172.3   3.670%
August 31, 2003     184.6    2.158%        May 31, 2000        171.3   3.069%
July 31, 2003       183.9    2.110%        April 30, 2000      171.2   3.008%
June 30, 2003       183.7    2.112%        March 31, 2000      171.1   3.697%
May 31, 2003        183.5    2.058%        February 29, 2000   169.7   3.161%
April 30, 2003      183.8    2.225%        January 31, 2000    168.7   2.678%
March 31, 2003      184.2    3.020%        December 31, 1999   168.3   2.685%
February 28, 2003   183.1    2.981%        November 30, 1999   168.3   2.622%
January 31, 2003    181.7    2.597%        October 31, 1999    168.2   2.561%
December 31, 2002   180.9    2.377%        September 30, 1999  167.9   2.628%
November 30, 2002   181.3    2.198%        August 31, 1999     167.1   2.264%
October 31, 2002    181.3    2.026%        July 31, 1999       166.7   2.145%
September 30, 2002  181.0    1.514%        June 30, 1999       166.2   1.963%
August 31, 2002     180.7    1.803%        May 31, 1999        166.2   2.088%
July 31, 2002       180.1    1.465%        April 30, 1999      166.2   2.277%
June 30, 2002       179.9    1.067%        March 31, 1999      165.0   1.726%
May 31, 2002        179.8    1.182%        February 28, 1999   164.5   1.606%
April 30, 2002      179.8    1.639%        January 31, 1999    164.3   1.671%
March 31, 2002      178.8    1.476%        December 31, 1998   163.9   1.612%
February 28, 2002   177.8    1.138%        November 30, 1998   164.0   1.548%
January 31, 2002    177.1    1.142%        October 31, 1998    164.0   1.485%
December 31, 2001   176.7    1.552%        September 30, 1998  163.6   1.489%
November 30, 2001   177.4    1.895%        August 31, 1998     163.4   1.617%
October 31, 2001    177.7    2.126%


Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments after March 17, 2005 that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.

You should consider the risk that the Interest Rate calculation provisions applicable to the Notes is based upon the CPI and the CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Additionally, Lehman Brothers Holdings or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the CPI. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings or one of our affiliates could adversely affect the value of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer